Exhibit 10.3

PROMISSORY NOTE

$1,500,000.00
January 1, 2013

Borrower:	Med One Oak, Inc. of 9201 Pinecroft Drive, Shenandoah, Tx 77380-3222 (individually and collectively the "Borrower")
Lender:	Greater Houston Physician's Medical Association, PLLC (“GHPMA”)

1.
Draw Down.  The Borrower may draw up to One Million Five Hundred thousand Dollars ($1,500,000), with an approved line of credit draw advance form from GHPMA, the lender.  The approved money shall be made available by the Holder for a period of nine (9) months, for use as operating capital and for general corporate purposes (the drawn down portion referred herein as “Principal”). The terms and conditions set forth herein shall only apply to the Principal.

2.	Duration means December 31, 2012 through September 30, 2013 (9 months).

3.	Maturity Date means September 30, 2013.

4.	Interest will accrue at a rate of 4.25% per annum and will be payable on the Maturity Date.

5.
Form of Payment. The principal amount and all accrued and unpaid interest at the time (the “Outstanding Amount”) will be paid either in the form of cash or restricted shares of common stock (“Shares”) of the Borrower, as mutually agreed upon by borrower and lender. In the event the Outstanding Amount is paid in the form of Shares, the number of Shares will be determined based upon the per share fair value of such Shares on the issuance date of such shares.

6.	Prepayment. At any time while not in default under this Promissory Note, the Borrower may pay the Outstanding Amount then owing under this Promissory Note to GHPMA without further bonus or penalty.

7.	Effective Date means December 31, 2012.

8.	This Promissory Note will be secured with the assets of Med One Oak with first lien rights to GHPMA.

9.	This Promissory Note will be construed in accordance with and governed by the laws of the State of Texas.

10.
All costs, expenses and expenditures including, and without limitation, the complete legal cost incurred by GHPMA in enforcing this Promissory Note as a result of any default by the Borrower, will be added to the principal then outstanding and will immediately be paid by the Borrower.

11.	This Promissory Note will inure to the benefit of and be binding upon the respective successors and assigns of the Borrower and GHPMA.

Effective as of the Effective Date.

Med One Oak, Inc.

By:   /s/ Ivan Wood
Ivan Wood
Chief Executive Officer

Date:  January 1, 2013

GHPMA:

By: /s/ Asit Choksi
Asit Choksi, M.D.,
Chief Executive Officer

Date:  January 1, 2013